Contacts:

Tracy Staniland
Director of Marketing
DataMirror Corporation
905-415-0310 ext. 274
tstaniland@datamirror.com

Peter Cauley
Chief Financial Officer
DataMirror Corporation
905-415-0310 ext. 271
pcauley@datamirror.com

Stephen Greene
Brodeur Worldwide
617-587-2872
sgreene@brodeur.com

DataMirror Announces Results for First Quarter of Fiscal 2004

TORONTO, CANADA – (May 27, 2003) – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced its financial results for the first quarter of fiscal 2004.

Revenue for the quarter ended April 30, 2003 ("Q1 fiscal 2004") was $13.3 million, as compared to $14.1 million for the quarter ended April 30, 2002 ("Q1 fiscal 2003"), a decrease of 5.8%. The GAAP net income for Q1 fiscal 2004 was $0.7 million or $0.06 per basic and fully-diluted share compared to a net loss of $0.9 million or ($0.08) per share for Q1 fiscal 2003. Cash flow from operations for Q1 fiscal 2004 was $4.2 million or $0.37 per share compared to $3.8 million or $0.34 per share in Q1 fiscal 2003. Cash, cash equivalents and short-term investments stood at $42.3 million or $3.70 per common share outstanding at the end of the quarter.

Revenue from licence sales accounted for 41.1% of total revenue in Q1 fiscal 2004 with a gross margin of 99.1%, as compared to 50.2% of total revenue and gross margin of 99.2% in Q1 fiscal 2003. Gross margin on maintenance and services was 65.4% in Q1 fiscal 2004, as compared to 55.7% in Q1 fiscal 2003. Overall gross margin for Q1 fiscal 2004 increased to 79.3% from 77.5% for Q1 fiscal 2003. Operating expenses for Q1 fiscal 2004 were $9.8 million compared to $11.0 million for Q1 fiscal 2003, a decrease of 11.4%. Total costs, including costs of revenue, were $12.5 million for Q1 fiscal 2004, down significantly from $14.2 million in Q1 fiscal 2003 and $13.2 million in the previous quarter. Total headcount was 262 at April 30, 2003 as compared to 311 at April 30, 2002 and down from 276 at the end of the fourth quarter of fiscal 2003.

"The first quarter results did not meet our expectations," said Peter Cauley, CFO of DataMirror. "As outlined in the press release of our preliminary results earlier this month, several factors contributed to our revenue being short of our expectations, causing the quarter's net income to be lower than the guidance we had given earlier. Despite the revenue shortfall, the Company was able to increase operating income by over $800,000 compared to the first quarter of last year through strong cost control measures, generate almost $4.3 million in positive cash flow from operations by decreasing day's sales outstanding to 51 days and end the quarter with over $42 million in cash."

During the first quarter the Company added 29 new customers to our global account base, who accounted for 44% of the quarter's licence revenue. Key customer wins included: AK Steel Corporation, Arjo Wiggins Appelton plc, Bancredito, Constellation Brands, Lear Corporation, Royal Bank of Canada, Sony de Mexicali, Tennant Corporation, Toronto Dominion Bank and Vodafone. Existing customers such as Baxter Corporation, Countrywide Home Loans, DLM Foods LLC, Rieter Automotive Germany GmbH, Toys 'R' Us International, and Verizon Wireless also made significant additional purchases of our software.

"Despite the business climate DataMirror experienced in the quarter, the robustness of our business model is clear" commented Nigel Stokes CEO of DataMirror. "Cash flow was strong, and profits while below initial expectations were up dramatically year over year. The first quarter also provided several indicators for business optimism. New customer adoption rates remained consistent with Q1 last year and new products like iReflect, used for protection of Oracle data, started to generate improved revenue. Given the substantial demand for our data integration, resiliency and audit solutions adding sales and channel resources continues to be a top priority for DataMirror".

Business Outlook:
In the second quarter of fiscal 2004, DataMirror expects to earn GAAP net income in the range of $0.08 to $0.12 per share.

DataMirror will hold a webcast and conference call to present the results for the first quarter at 5:00 p.m. EST today, May 27, 2003. The conference call can be accessed via audio web cast by visiting http://www.datamirror.com. Participants in the conference call are asked to call 1-800-289-0468 at approximately 4:55 p.m. EST on May 27th using reservation number 585344. Participants may also view an on-line presentation during the call by visiting http://datamirror.webex.com/webex/ and clicking on the meeting "DataMirror Announces First Quarter Results" hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror. A replay of the conference call will be available until

June 3, 2003 by dialing 1-888-203-1112 using reservation number 585344 or visiting http://www.datamirror.com/investors/.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency software, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror's comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks *the experience of now*™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,700 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B'Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

# # #

"Safe Harbor" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of estimates, expectations, objectives and plans (financial and otherwise). The words "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Numerous factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; the ability to develop, market, support and acquire new products in an environment of rapidly changing technology; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities.

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of CDN$)

	April 30, 2003	January 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$42,272	$13,025
Short-term investments	0	25,802
Accounts receivable	7,446	12,455
Prepaid expenses	1,448	1,618
Future income taxes	2,318	2,578
	53,484	55,478
Capital assets	3,731	3,931
Investment tax credits recoverable	1,699	1,664
Investments	9,861	9,768
Intangibles	6,631	7,388
Goodwill	3,118	3,118
	$78,524	$81,347
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$4,210	$5,120
Deferred revenue	17,020	18,137
Income taxes payable	538	993
Current portion of capital lease obligations	67	89
	21,835	24,339
Future income taxes	1,043	1,505
Capital lease obligations	15	33
	22,893	25,877
Shareholders' Equity		
Share capital		
Common shares (April 30, 2003 - 11,428,837		
January 31, 2003 - 11,461,142)	64,494	64,637
Deficit	(8,365)	(8,669)
Cumulative translation adjustment	(498)	(498)
	55,631	55,470
	$78,524	$81,347

DataMirror Corporation
Consolidated Statements of Income (Loss)
(Thousands of CDN$, except per share data - unaudited)

	Three Months Ended April 30,	
	2003	2002
Revenue		
Licence	$5,478	$7,104
Maintenance	6,575	5,562
Services	1,267	1,476
	13,320	14,142
Cost of revenue		
Licence	51	57
Maintenance and services	2,712	3,119
	2,763	3,176
Gross margin	10,557	10,966
Operating expenses		
Selling and marketing	4,706	5,447
Research and development	2,488	2,619
General and administration	1,806	2,269
Amortization of intangibles	768	685
	9,768	11,020
Operating income (loss)	789	(54)
Investment income	257	141
Equity loss from investment in PointBase, Inc.	0	(899)
Income (loss) before income taxes	1,046	(812)
Income tax expense	383	135
Net income (loss)	$663	($947)
Earnings (loss) per share		
Basic	$0.06	($0.08)
Fully diluted	$0.06	($0.08)
Weighted average number of shares outstanding (000's)		
Basic	11,418	11,431
Fully diluted	11,619	11,431

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of CDN$ - unaudited)

	Three Months Ended April 30,	
	2003	2002
Cash provided by (used in)		
Operating activities		
Net income (loss)	$663	($947)
Add (deduct) items not affecting cash:		
Amortization of capital assets	334	430
Amortization of intangibles	768	685
Loss from investment in PointBase, Inc.	0	899
Future income taxes	(202)	(68)
Investment tax credits	(35)	113
Non-cash operating expense	19	38
Non-cash interest expense	0	30
Non-cash foreign exchange loss	0	31
	1,547	1,211
Changes in non-cash working capital balances	2,697	2,621
	4,244	3,832
Investing activities		
Capital asset additions	(134)	(502)
Sale of short-term investments	25,802	27,422
Investment in Idion	(93)	(354)
Acquisition of technology	(30)	0
	25,545	26,566
Financing activities		
Capital lease payments	(40)	(33)
Issuance of share capital	159	206
Repurchase of share capital	(661)	(287)
	(542)	(114)
Increase in cash and cash equivalents	29,247	30,284
Cash and cash equivalents		
Beginning of period	13,025	9,073
End of period	$42,272	$39,357